

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

September 11, 2015

VIA E-MAIL

Sarah M. Patterson
Vice President & Assistant General Counsel
Forethought Life Insurance Company
82 Hopmeadow Street Suite 200
Simsbury, CT 06089

    Re: Forethought Life Insurance Company Separate Account A ("Forethought")
             Initial Registration Statement on Form N-4
             <u>File Nos. 333-205718; 811-22726 ("B and C Class Filing")</u>

             Forethought Life Insurance Company Separate Account A
             Initial Registration Statement on Form N-4
             <u>File Nos. 333-206448; 811-22726 ("I Class Filing")</u>

Dear Ms. Patterson:

        The staff has reviewed the above-referenced registration statements, which the Commission received on July 17, 2015 and August 18, 2015, respectively. Based on our review, we have the following comments on these filings. Page numbers refer to the courtesy copy of the B and C Class Filing provided to the staff. Unless otherwise noted, the comments set forth in this letter also apply to the I Class Filing.

<u>General</u>

1. Please confirm that all missing information, including the financial statements and all exhibits, will be provided in a pre-effective amendment to the registration statement.

2. Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifiers.

3. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the benefits or features under the contract or whether the company will be solely responsible for any benefits or features associated with the contract.

4. Please revise the prospectus where necessary (including, in particular, the section discussing the Lifetime Spending Account) so as to conform to the Commission's plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933 Act. *See* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998), available on the Commission's website at https://www.sec.gov/pdf/handbook.pdf.

Fee Summary

5. *Total Annual Fund Operating Expenses (p. 6)*: Please confirm supplementally that the maximum and minimum figures in the underlying portfolio company operating expense table are calculated to include fees and expenses incurred indirectly by the portfolio companies as a result of investment in shares of one or more acquired funds, in accordance with Instruction 17(a) to Item 3 of Form N-4.

6. *Example (p. 7)*: The expense example, when describing the benefits that carry the highest charge, includes "investment[s] in Sub-Accounts that are subject to the Fund Facilitation Fee." Please confirm supplementally that Sub-Accounts subject to the Fund Facilitation Fee are also the Sub-Accounts with the highest fees/expenses overall..

The Funds (p. 9)

7. In the second paragraph of this section, the prospectus states that "election of any Optional Benefits will limit your investment options." Since the Optional Benefits do not impose investment restrictions, please remove this disclosure.

Fixed Account (pp. 11-13) (B and C Class Filing Only)

8. Please delete the disclosure that states that the staff of the SEC has not reviewed the disclosure regarding the Fixed Account. Please make a corresponding change to the Multi-Year Guaranteed Accounts disclosure.

9. In the first bullet point on p. 12, please clarify the disclosure regarding the 30% limit on transfers out of the Fixed Account. The prospectus currently states that "[w]hen we calculate the 30%, we add Premium Payments allocated to the Fixed Account, and transfers from Sub-Accounts made after that date, but before the next Contract anniversary." Please clarify whether these amounts (that is, Premium Payments and transfers from Sub-Accounts) are added to the Contract Value in the Fixed Account. If not, please state more clearly how these amounts are used in the calculation.

10. Please disclose prominently (if accurate) that contract owners who elect the Lifetime Spending Account and choose to receive variable dollar amount annuity payouts under the rider must transfer all Contract Value to the Sub-Accounts upon annuitization,

including any amounts invested in the Fixed Accounts. *See* the discussion of variable dollar amount annuity payouts at the top of p. 37.

11. *Multi-Year Guaranteed Accounts (p. 13):* In the first full paragraph on p. 13, please bold the sentence beginning, "If you do not make an election prior to the end of the Multi-Year Guaranteed Account Period…."

Sales Charges (p. 23)

12. In the disclosure regarding the Free Withdrawal Amount, please clarify whether the FWA is an annual amount or a cumulative amount.

Surrenders and Partial Withdrawals (B and C Class Filing Only) (p. 25)

13. In the first paragraph after the two bullet points, beginning "Partial Withdrawals will reduce your standard Death Benefit….", please insert the sentence that appears in the I Class Filing ("If you elect the Optional Withdrawal Benefit, Partial Withdrawals that are not Excess Withdrawals will not reduce its Withdrawal Base.")

Annuity Payouts

14. In the first paragraph in this section, at the bottom of p. 26, please bold the sentence beginning, "Annuitizing your Contract may result in the termination of Optional Benefits…."

15. *Which Annuity Payout Option do you want to use? (p. 27):* We note that the Lifetime Spending Account includes a variable annuity payout option that is not mentioned here. For clarity, please discuss the variable payout option in this section. In doing so, please also clarify the difference between the variable payout option and the listed fixed annuity payout options.

Earnings Protection Death Benefit

16. *Objective (p. 28)*: Please clarify the percentage of Contract Growth that may be added to Contract Value, *e.g.*, 35% if accurate. In addition, please explain, if accurate, that this percentage will be added only to the extent that Contract Growth exceeds Contract Value.

17. *Is this rider designed to pay you Death Benefits*? *(p. 29):*

    a. Please clarify here and in the Glossary definition of this term whether the Earnings Protection Factor may change in the future. If so, please also describe the circumstances under which this change may take place.

    b. This section states that "Contract Growth is calculated by subtracting the Cumulative Adjusted Premium from the Contract Value." Please explain supplementally whether there are any circumstances in which Contract Growth could potentially be negative (for example, where an investor has withdrawn a large percentage of the Premium Payment). If so, please disclose this prominently. In addition, if so, please consider using a term other than "Contract *Growth*" to describe this value.

c.   In the paragraph beginning "The Death Benefit before the Annuity Commencement Date under this rider is limited," please rephrase the disclosure to further clarify, if accurate, that the limitation is equal to the Contract Value plus $1 million.

d.   In the last sentence preceding "Does this rider replace the standard death benefit?", the reference to footnote 3 of the Earnings Protection Death Benefit Example (*see* Appendix A-8) does not appear to be correct. Please review and revise as necessary.

Can you terminate this rider? (p. 29)

18.   The prospectus states that "[a] company-sponsored exchange of this rider will not be considered to be a termination by you of the rider." Please explain supplementally what this means.

19.   *Other Information (B and C Class Filing, pp. 29-30; I Class Filing, p. 24):*

a.   Please explain supplementally why the fifth bullet point in the I Class Filing section states that Partial Withdrawals will "generally" trigger a dollar-for-dollar reduction in Contract Growth, while the parallel disclosure in the B and C Class Filing simply states that Partial Withdrawals will trigger such a reduction.

b.   Please include in the I Class Filing the section in the B and C Class Filing that immediately follows "Other Information" at the top of p. 30 ("What effect do Partial Withdrawals have on your benefits under the rider?") Alternatively, please explain supplementally why such disclosure is not appropriate for the I Class Filing, including, in particular, the cross-reference to the optional death benefit rider example in Appendix A.

Optional Withdrawal Benefits/Lifetime Spending Account

This section's disclosure is confusing for a number of reasons, including, but not limited to, the ones listed below. Please review and revise this entire section for clarity and consistency.

20.   *Objective (p. 32):*

a.   Since there are circumstances where this benefit may terminate prior to the Contract Owner's death, please clarify prominently in the introductory disclosure that "lifetime" payments are subject to certain conditions. Alternatively, please consider renaming this benefit.

b. The disclosure in this section states that the amount of a Lifetime Annual Payment "will fluctuate based on Contract Value performance, subject to a Smoothing feature." As the Smoothing feature is not defined or discussed until much later, please include a brief explanation of its purpose here. In addition, please include a cross-reference to the subsection discussing the Smoothing feature.

21. *Withdrawal Base (pp. 32-33):*

a. The formula for resetting the Withdrawal Base refers to two key terms that are not defined until much later (that is, "Cumulative Net Investment Return" and "Modal Assumed Investment Return"). For clarity, please briefly define these terms (or specify here that the definitions are included in the Glossary).

b. The "Modal Assumed Investment Return" appears to refer to the "4% Assumed Investment Return" that is mentioned later in this section. (*See* p. 35, "Will the amount of my withdrawal benefit fluctuate?".) If so, please clarify here that the Assumed Investment Return is 4%. Please also specify whether this percentage may be reset in the future.

c. The second paragraph after the formula refers to a "model Valuation Day." As this term is not defined, please explain in the disclosure what is meant by "model Valuation Day."

d. In the discussion of Partial Withdrawals at the top of p. 34, in the second bullet point, please clarify, as stated in the Glossary, that any Partial Withdrawal taken before the Minimum Income Age (that is, 59 ½) is an Excess Withdrawal.

22. *Deferral Bonus Base (p. 34):*

a. The first bolded paragraph in this section states that the Deferral Bonus Period ceases upon the earlier of the "100th Contract Anniversary" following the rider effective date, the Annuity Commencement Date, or when the contract owner takes the first partial withdrawal. Since the likelihood of a "100th Contract Anniversary" is low and the contract's maximum Annuity Commencement Date is when a contract owner reaches age 95, please confirm supplementally that this statement is correct.

b. The Deferral Bonus Base calculation seems very similar to the Withdrawal Base calculation. The Withdrawal Base calculation is followed by a plain English statement that summarizes the calculation. Please consider a similar statement to follow the Deferral Bonus Base calculation. Also, the Deferral Bonus Base calculation and the Withdrawal Base calculation appear to be the same but for the fact that the Deferral Bonus Base is not increased by the amount of the Deferral Bonus. If this is the case, please consider stating this more clearly.

23. *Is this rider designed to pay you benefits for your lifetime? (p. 34):*

    a. In the first bolded paragraph, please clarify that the "Minimum Income Age" for purposes of this rider is 59 ½, as indicated in the Glossary definition of this term.

    b. The last sentence on p. 34 appears to contradict the disclosure immediately above, which states that Lifetime Annual Payments are reduced to zero if Contract Value falls below the Minimum Contract Value before age 59 1/2. Please resolve this apparent inconsistency.

24. *Will the amount of my withdrawal benefit fluctuate? (p. 35):*

    a. As the Smoothing feature is a key component of this rider, please include a more detailed explanation of this feature in the initial section on p. 33 discussing the rider's objectives.

    b. The explanation of the Smoothing feature is potentially confusing for a number of reasons. Specifically, in this section and in the Objectives section on p. 33, please explain more clearly (if accurate) that:

        i. The Smoothing feature limits both investment losses *and* potential gains to 10 percent annually.
        ii. The reference to "year over year changes" means that investment returns/losses may not exceed 10 percent *each year* that the rider is effective (that is, an investor may lose 10 percent every year); and
        iii. The Smoothing feature applies only after the first Partial Withdrawal, and does not apply prior to that time.
        iv. On p. 37, in the section explaining the calculation of variable dollar amount annuity payouts, the Smoothing feature is described as "optional." If the feature is indeed optional, please clarify this in the initial discussion of the Smoothing feature and explain the circumstances under which the Smoothing feature will go into effect. If not, please address this apparent inconsistency.

25. *What effect do Partial Withdrawals or full Surrenders have on your benefits under this rider? (p. 35):* In the second paragraph of this section, beginning "If your Contract Value on any Contract Anniversary is ever reduced below the Minimum Contract Value," please clarify (if accurate) that this disclosure applies to circumstances where a contract owner is age 59 1/2 or older.

26. *What happens if you annuitize your Contract? (p. 36):*

    a. If the Withdrawal Base cannot be annuitized and annuity payouts are based only on Contract Value, it would appear that the benefits of the Lifetime Spending Account terminate on the Annuity Commencement Date. If this is accurate, please disclose this prominently here and in the initial description of the rider at p. 33. In general, annuitization should be explained more clearly with reference to participants in the Lifetime Spending Account.

b. Variable Dollar Amount Annuity Payouts (pp. 36-37). The discussion of these payouts is confusing for a number of reasons, including the following:

  i.   Since annuity payouts are based only on Contract Value, not the Withdrawal Base, they do not appear to qualify as "Lifetime Annual Payments" under the definition at p. 33. Please advise or revise.

  ii.   The term "Unit Refund" is not defined anywhere in the prospectus. Please explain in plain English what is meant by "Variable Lifetime Annual Payments with a Unit Refund."

  iii. For clarity, please separate the discussion of the calculation of variable annuity payouts to a Beneficiary at the top of p. 37 from the main discussion of variable annuity payouts in the rest of the section (for example, by using a subheading).

  iv.   In the discussion of variable annuity payouts to a Beneficiary, please clarify what is meant by "the number determined in (A)." If this refers to the "A=" value immediately following, please so state. In addition, please explain supplementally the reason for using a cap that is potentially very low.

  v.   In the first full paragraph on p. 37, beginning "Variable dollar amount Annuity Payouts may fluctuate annually," please disclose prominently (if accurate) that any investments in the Fixed Accounts will be reallocated to the Sub-Accounts at the Annuity Commencement Date, as well as how they will be so allocated (e.g., pro rata). Please also disclose this in the discussion of Fixed Accounts on pp. 11-13.

  vi.   Please explain more clearly in the disclosure what is meant by the sentence "Variable dollar amount Annuity Payouts will be variable depending on the allocation of your Sub-Accounts in compliance with SEC regulations."

  vii. Please explain more clearly in the disclosure what is meant by the sentence "Variable dollar amount Annuity Payouts will be based on an Assumed Investment Return in compliance with state law." In particular, please clarify whether this refers to the calculation of all variable payouts, and whether the reference to state law refers to state non-forfeiture law.

c. Variable Dollar Amount Annuity Payout Calculations (p. 37):

  i.   The disclosure in this section is very confusing in that it consists primarily of long lists of technical terms and formulas. For clarity, at the beginning of this section, please include a brief summary in plain English describing how the variable annuity payout will be calculated.

  ii.   This section refers to the Smoothing feature as "optional." If that is the case, please disclose this more prominently in the beginning of the rider description and explain the circumstances under which the Smoothing feature will operate. See also comment 24.b.iv.

       iii.   Please include an example illustrating the calculation of the variable dollar amount annuity payout.

27. *Are there restrictions on the amount of subsequent Premium Payments? (p. 37):* Please explain in more detail the types of factors that may influence Forethought's decision to restrict subsequent Premium Payments.

28. *Other information (p. 38):* Please bold the sentence in the third bullet point (beginning "The amount of your Lifetime Annual Payment is not guaranteed…."). In addition, please include disclosure to the effect that the amount of your Lifetime Annual Payments may be reduced significantly if the value of your investments goes down prior to a contract owner taking his first withdrawal, and that the value may also be reduced significantly during a prolonged period of negative investment performance. Please also disclose, if accurate, that the amount of Lifetime Annual Payments may be reduced because of withdrawals.

29. *Glossary (pp. 39-40):*

   a. <u>Cumulative Net Investment Return</u>: The definition states that this value is the cumulative change in Contract Value "since *the later of* the date of the last Assumed Investment Return Adjustment or the effective date of the Lifetime Spending Account rider." (Emphasis added.) Since the Assumed Investment Return is not adjusted until after the Lifetime Spending Account rider goes into effect, please explain how the effective date of the rider could ever occur after an adjustment.

   b. <u>Model Assumed Investment Return</u>: Please restate this definition in plain English. For example, what is meant by the "applicable effective rate," and how is the Assumed Investment Return converted to this rate? What effect does the number of days since the last Assumed Investment Return have on this conversion?

Appendix A

30. *Earnings Protection Death Benefit Rider Example* - Please consider removing the far right column as it appears to repeat the adjacent column.

31. *Lifetime Spending Account Examples) (p. A-9):* Please revise the initial assumptions for clarity. In particular, please define terms such as "VLWB,", "AIR," "daily AIR Adjustment Frequency," and "NIR."

Powers of Attorney

32. Please note that the power of attorney for this filing did not reserve the right to execute amendments. Therefore, a new power of attorney (or the signature of the principals) will be necessary for any pre-effective amendments. *See* rule 483(b) under the Securities Act of 1933.

Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

****

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to amend the registration statement in response to a comment, please explain your position in the letter.

Although we have completed an initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendments to the registration statement. After all issues have been resolved, the Registrant and its underwriter must both request that the effective date of the registration statement, as amended, be accelerated.

       If you have any questions, please call me at (202) 551-6776. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at skeensd@sec.gov. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

Sincerely,

/s/ Deborah D. Skeens

Deborah D. Skeens
Senior Counsel
Disclosure Review Office